Steben & Company, Inc. 240 631 7600 T 9711 Washingtonian Blvd., Suite 400 240 631 9595 F Gaithersburg, MD 20878 www.steben.com

July 19, 2013

Steben Select Multi-Strategy Fund

9711 Washingtonian Blvd., Suite 400

Gaithersburg, Maryland 20878

Ladies and Gentlemen:

With respect to our purchase from you, at the purchase price of $100,000 for 10,000 shares of beneficial interest, net asset value of $10 per share (“Initial Shares”) in Steben Select Multi-Strategy Fund, we hereby advise you that we are purchasing such Initial Shares for investment purposes without any present intention of seeking to liquidate such Initial Shares.

Very truly yours,

Steben & Company, Inc.

By:	/s/ Carl A. Serger
Name:	Carl A. Serger
Title:	Chief Financial Officer